Mobilicom Limited

1 Rakefet Street

Shoham, Israel 6083705

June 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Mobilicom Limited
Registration Statement on Form F-1, as amended File No. 333-264523

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mobilicom Limited hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement so as to become effective on Wednesday, June 22, 2022, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the registration statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Jeff Cahlon at 212-930-9700.

Very truly yours,

Mobilicom Limited

By:	/s/ Oren Elkayam
Oren Elkayam
Chairman